Yintech Investment Holdings Limited

12th Floor, Block B, Zhenhua Enterprise Plaza

No. 3261 Dongfang Road, Pudong District

Shanghai, 200125

People’s Republic of China

April 25, 2016

VIA EDGAR CORRESPONDENCE AND FACSIMILE

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

Attention:

Ms. Kim McManus

Mr. Jorge Bonilla

Mr. Daniel L. Gordon

Mr. Rahul Patel

Re:	Yintech Investment Holdings Limited
Registration Statement on Form F-1 (File No. 333-210584)
Registration Statement on Form 8-A (File No. 001-37750)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Yintech Investment Holdings Limited (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on April 26, 2016, or as soon thereafter as practicable.

The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, covering  the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the “Registration Statements”).

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461. The request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Davis Polk & Wardwell LLP.

The Company understands that Jefferies LLC, the representative of the underwriters of the offering, has joined in this request in a separate letter filed with the Securities and Exchange Commission (the “Commission”) today.

The Company hereby acknowledges the following:

•                  should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

[Signature page to follow]

Very truly yours,

YINTECH INVESTMENT HOLDINGS LIMITED

By:	/s/ Wenbin Chen
Name:	Wenbin Chen
Title:	Chief Executive Office